EXHIBIT 4.1

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February 2, 1996


Mr. Howard Hill
President
RF Industries, Ltd.
7610 Miramar Road
San Diego, CA 92126

Dear Howard:

     This  will  confirm  our  understanding  that  Neil G.  Berkman  Associates
( NGBA ) has been retained as financial public relations counsel to RF Industries, Ltd. (RFI) at a fee of $2,000 per month plus direct expenses for postage, telephone and copying and the reimbursement of pre-approved out-of-pocket expenses (billed at cost) beginning January 1, 1996. Our fee is to be paid as invoiced, beginning January 1, 1996.

     In addition to this monthly cash fee plus reimbursement of expenses, RFI agrees immediately to issue to Neil G. Berkman a five-year option to purchase 50,000 shares of unrestricted RFI common stock, exercisable at the bid price of $.94 per share, as of the close of trading on January 1, 1996, the effective day of this agreement. The option will vest on a pro-rata basis over the five-year period, with the first years vesting complete January 1, 1996, the effective date of this agreement, with the exercise dates as shown in Table 1 (attached). Expenses incurred by RFI to establish this option agreement (approximately $1,500) are deductible from Berkman Associates January invoice of $2,000

     For this fee, NGBA will provide its field service program of one-to-one contact with analysts, brokers and portfolio managers in various regions of the United States, counseling on the style and content of analyst presentations, speeches and other presentations to the financial community as required, plus assistance with the writing and dissemination of financial press releases and annual and quarterly reports and the development and placement of corporate and marketing-oriented publicity.

     This agreement may be canceled by either party on thirty (30) days written notice. Upon cancellation of this agreement, the stock option agreement is also canceled.

     It is understood that during any period of termination (thirty days), RFI will continue to honor its fee arrangement to NGBA, including reimbursement of expenses, and that NGBA will continue any work undertaken on behalf of RFI.



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BERKMAN ASSOCIATES/RF INDUSTRIES, LTD., LETTER OF AGREEMENT
February 2, 1996
Page Two



     It is also understood that as your financial public relations counsel NGBA must in all instances rely upon the accuracy and completeness of the information supplied to us by RFI, its officers and directors. In that connection RFI assumes full responsibility for the accuracy and completeness of such information, and RFI agrees to indemnify and hold NGBA, its officers and directors, harmless from all claims, costs or other expenses incurred by any of them (including reasonable attorneys fees) arising out of or due to the inaccuracy or incompleteness of the material or information released on behalf of or concerning RFI which has been previously reviewed and approved for release by the president of RFI or the corporate officer designated by the president.

     In turn, NGBA agrees not to release any information on behalf of, or otherwise concerning, RFI until such information has been reviewed and approved by RFIs president or other corporate officer designated by the president. NGBA agrees to indemnify and hold RFI, its officers and directors, harmless from all claims, costs or other expenses incurred by any of them (including reasonable attorneys fees) arising out of or resulting from the release by NGBA of information on behalf of, or concerning, RFI without such prior clearance.

     If this agreement meets with your approval, please sign one copy and return it to me, while retaining the other copy for your files.


                Sincerely,


              By:    /s/
                 Neil G. Berkman, President




AGREED TO:    By:    /s/
                 Howard Hill, President



DATE:  February 13, 1996